UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia, Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT Telekomunikasi Indonesia, Tbk

(Registrant)

Date	April 15, 2013	By	/s/ Honesti Basyir
(Signature)

Honesti Basyir
Director of Finance

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA, Tbk.

INFORMATION TO INVESTORS

No. TEL 72/PR000/COP-A0070000/2013

TELKOM FILED ITS ANNUAL REPORT 2012

Jakarta,  April  15, 2013  – Perusahaan  Perseroan  (Persero)  PT  Telekomunikasi  Indonesia,  Tbk.  ("Telkom")  filed  its Annual Report 2012  to Indonesian Financial Services Authority (“OJK”) (successor of Bapepam-LK/Capital  Market  Supervisory  Agency)  and  Indonesia  Stock  Exchanges on March 27, 2013 and Annual Report on Form 6K to US SEC on April 6, 2013.

Telkom also has filed its Annual Report 2012 on Form 20F to US SEC on April 1, 2013. The  Financial Statements  are  prepared  in accordance  with International Financial Reporting Standards (IFRS).

Please see our Information to Investor on March 6, 2013, regarding Telkom filing of its Audited Consolidated Financial Statements for Year 2012 which are prepared in accordance with Generally Accepted Accounting Principles in Indonesia. For a  complete  version  of  all  the  documents  above,  please  visit  www.telkom.co.id.

By /s/ HONESTI BASYIR
HONESTI BASYIR
Director of Finance

For further information please contact:

Investor Relations
PT TELEKOMUNIKASI INDONESIA, Tbk.
Phone Fax Email Website	: 62-21-5215109 : 62-21-5220500 : investor@telkom.co.id : www.telkom.co.id